April 19, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:     Ms. Linda Cvrkel

Ms. Effie Simpson

Re:	Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013
File No. 001-32601

Ms. Cvrkel and Ms. Simpson:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 8, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s response.

In certain of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its future filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and

•	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo

Brian J. Capo

Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 42

Comment 1: We note that your Executive Overview section focuses on your revenue generating activities, and similarly, the segment overview focuses on the health of your segments from a revenue generating standpoint, with no discussion of operating loss or net loss for the most recent period presented in your financial statements. Given the fact that despite the revenue increase in 2012, operating income and net income significantly decreased from the prior period, we believe these sections should be significantly enhanced to discuss the expense increases and their impacts to your business currently and prospectively, in order for an investor to gain an understanding as to why your operating income and net earnings decreased from the prior period. Please revise and enhance MD&A accordingly.

Response: Live Nation provides the Executive Overview in order to give the reader a sense of key highlights for the year and/or where a segment’s focus is going forward. According to the SEC’s guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, companies are encouraged, but not required, to start their MD&A with a section that “provides an executive-level overview that provides context for the remainder of the discussion.” This guidance goes on to state that this “introduction or overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance.” Therefore, the Company does not believe it is the objective of this section to explain the overall financial results of the business and its segments for the year. As such, the Company’s Executive Overview includes key drivers of the business for the year regarding revenue, key metrics and acquisitions and does not attempt to duplicate the information provided in the more detailed discussion and analysis that follows.

The Segment Overview is provided to give the reader a high level overview of what business operations are reported in the segment, any cyclicality differences, significant differences in accounting of revenue and expenses between the businesses and the key performance indicators the Company looks at to evaluate these businesses. This section does not provide any discussion of current operating results.

The Company provides the overall operating results discussion and reasons for variances starting on page 46. In this section, the overall breakdown of the variances by segment is provided for any Consolidated Statements of Operations line item that is discussed in more detail in the results of operations discussion by segment so that the reader is clear on which segment is impacting these changes. This section also provides the variance discussion and key impacts for any of these line items that are evaluated for the Company as a whole. Furthermore, in the discussion of results by segment, the Company provides details by line item through operating income (loss).

As you noted, in 2012 the Company’s revenue increased but its operating income (loss) and its net loss declined. The decline in both these line items was primarily the result of the increase in depreciation and amortization due to an impairment in the Company’s Artist Nation segment and the increase in income tax expense due to a 2011 tax benefit recognized from an acquisition and subsequent tax consolidation. The Company believes that its overall MD&A section adequately addressed these items through the following discussions:

•	Depreciation and amortization increase:

•	MD&A—Depreciation and amortization section – “During 2012, we recorded an impairment charge primarily related to client/vendor relationship intangible assets in the Artist Nation segment…”;

•

MD&A—Artist Nation Results of Operations section – “Artist Nation depreciation and amortization increased $65.3 million…primarily due to an impairment charge of $62.7 million related to certain client/vendor relationship intangibles in the management business based on current expectations of future cash flows on this business.”

•	Income tax increase:

•

MD&A—Income taxes section – “The net increase in 2012 tax expense as compared to 2011 is principally driven by the 2011 valuation allowance release of $39.5 million related to the 2011 federal tax consolidation of Front Line with the Company’s other domestic operations.”

Without the impairment of $62.7 million, and the fact that 2011 income taxes were a benefit due to an unusual item, the Company’s operating income and net loss would have improved over 2011. The Company believes that the above disclosures adequately outline these variances for the readers of its 2012 Form 10-K within the MD&A section and therefore no additional disclosures need to be added. In addition, both of these items are more unique in nature and the Company did not believe further disclosure on prospective results was necessary.

Consolidated Results of Operations

Depreciation and amortization, page 46

Comment 2: We note the disclosure on page 46 indicating that you recorded an impairment charge primarily related to client/vendor relationship intangible assets in the Artist Nation segment and revenue-generating contracts and client/vendor relationships in the Concerts segment during 2012. Please tell us and revise your discussion of changes in depreciation and amortization to quantify the amounts of the impairment charges recognized for the intangible assets of your Artist Nation and Concerts segments. Your discussion of your results of operations for the Concerts segment should be similarly revised.

Response:

For the year ended December 31, 2012, the Company recorded impairment charges in the Artist Nation segment of $62.7 million related to a client/vendor relationship intangible asset and in the Concerts segment of $26.9 million related to revenue-generating contracts intangible assets and client/vendor relationship intangible assets. The amounts were not included in the MD&A—Depreciation and amortization section in part to avoid duplication, and more specifically, for the following reasons:

•	the Artist Nation impairment amount approximates the segment overall increase;

•	the Artist Nation impairment amount is specifically stated in MD&A—Artist Nation Results of Operations;

•

the Concerts impairment is discussed in MD&A—Concerts Results of Operations as a driver of the total depreciation and amortization variance year over year, even though the amount is not provided due to the prior year impairments largely offsetting the current year impairments ; and

•

Note 2—Long-Lived Assets, and Note 6—Fair Value Measurements, both disclose that total impairments for the year ended December 31, 2012 were $89.6 million and were all within the Artist Nation and Concerts segments; the reader can then subtract the previously disclosed impairment of $62.7 million within the Artist Nation segment and accurately arrive at the Concerts’ impairment amount.

However, the Company agrees that including the specific Concerts segment impairment amount, and the related variances to the prior year, within the MD&A—Depreciation and amortization and/or the MD&A—Concerts Results of Operations sections would provide useful disclosure for the reader and respectfully proposes that the Company do so in future filings.

Critical Accounting Policies

Intangible Assets and Goodwill, page 63

Comment 3: We note that your discussion of critical accounting policies as it relates to goodwill is generic, and does not provide any significant insight as to the assumptions used in this analysis such as market multiples, control premiums, future increases in operating expenses and margins or the discounts rates and other assumptions used. In light of the fact that approximately 34% of your recorded goodwill balance relates to your Concerts and Artist Nation segments which have experienced operating losses during all periods presented in your consolidated financial statements, please revise this section to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different results would be reported under different conditions or assumptions. More specifically, please provide a sensitivity analysis which describes how the use of different assumptions such as revenue and expense growth rates, discount rates, etc. would impact your goodwill impairment analysis for these segments. In addition, please include a discussion as to how your actual results of operations for the current period have compared to the estimates and assumptions used in your prior periods goodwill impairment analysis for these segments.

Response:

The Concerts reportable segment comprises two reporting units (North American Concerts and International Concerts) and the Artist Nation reportable segment also comprises two reporting units (Artist Services and Artist Management).

It is important to note that while Concerts and Artist Nation have experienced operating losses in recent years, they are impacted by significant noncash charges such as depreciation, amortization and stock-based compensation. Excluding the impacts of depreciation and amortization alone would cause all years presented to yield operating income rather than losses. As such, the Company uses cash inflows and outflows within its goodwill impairment test projections to arrive at an adjusted operating income amount that excludes these noncash items. All discount rates, market multiples and sensitivity tests discussed below were derived and/or computed with the assistance of external valuation consultants.

In performing its 2012 goodwill impairment review for these reporting units, the Company identified financial performance/projections, discount rates and market multiples as its more impactful inputs.

Artist Services

The Company performed a step zero goodwill impairment test for this reporting unit. The previous step one test had resulted in a significant excess of fair value over carrying value. It was noted that the current period results for this reporting unit were below those projected in the previous step one test. However, the Company performed a sensitivity analysis around the projected margin percentages in the model and determined that an adjusted operating income margin growth rate approximating zero percent would be required before the reporting unit’s fair value would not exceed its carrying value. The Company also noted that the discount rate for this reporting unit had decreased since the previous step one test and performed related sensitivity analysis, determining that a rate well above the current rate would need to be experienced in order for the fair value to fall below its carrying value. Finally, the Company noted that this reporting unit’s market multiples had increased as of this year’s test date, but on average for 2012 were slightly lower than the previous step one. Therefore, the Company performed a sensitivity test and determined that an adjusted operating income multiple approximating 1.5x would need to be experienced in order for the fair value to fall below its carrying value.

Considering these factors, as well as other reporting unit specific, industry and macroeconomic factors, the Company concluded that the reporting unit was not more likely than not impaired.

Artist Management

The Company performed a step one goodwill impairment test for this reporting unit. The results of the test indicated a 19% excess of fair value over carrying value. The Company noted that adjusted operating income results for 2012 were somewhat lower than projected in the previous step one test, although 2011 had been higher than previously projected. The Company also noted that the discount rate had declined slightly and market multiples had decreased as compared to the previous step one test. The Company performed sensitivity analyses related to discount rates, adjusted operating income margin growth rates and market multiples which demonstrated that meaningful change to these inputs would be required for the fair value to fall below the carrying value. While the reporting unit did record a $62.7 million definite-lived intangible asset impairment in the fourth quarter of 2012, based on the same cash flow projections as used in this step one goodwill test, this noncash impairment positively impacted the step one goodwill impairment test by lowering the reporting unit’s carrying value.

North American Concerts

The Company performed a step one goodwill impairment test for this reporting unit. As of the date of the prior year annual goodwill tests, this reporting unit had no goodwill recorded and had not since 2008. The test resulted in a 572% excess of fair value over carrying value. The Company noted that adjusted operating income for this reporting unit had been increasing in the last two years, that the discount rate was lower and the market multiples higher than in 2008. The Company performed sensitivity analyses related to discount rates, adjusted operating income margin growth rates and market multiples which demonstrated that meaningful change to these inputs would be required for the fair value to fall below the carrying value.

International Concerts

The Company performed a step two goodwill impairment test for this reporting unit, not because it failed a step one test, but due to its negative carrying value. The test resulted in a 34% excess fair value of goodwill over book value of goodwill. It was noted that current year adjusted operating income for this reporting unit was below those projected in the previous step one test, that the discount rate remained consistent and the market multiples increased substantially over the previous step one test. The Company performed sensitivity analyses related to discount rates, adjusted operating income margin growth rates and market multiples which demonstrated that meaningful change to these inputs would be required for the fair value to fall below the carrying value.

In summary, as discussed above, the Company performs sensitivity analyses in relation to its annual goodwill impairment testing through the identification of key inputs and impacts to the derived fair values resulting from changes in those inputs. The Company agrees that these facts are useful to investors and in future filings will expand the discussion in Critical Accounting Policies and Estimates—Goodwill and Note 1—The Company and Summary of Significant Accounting Policies—Goodwill to discuss the ranges of key inputs used and the related sensitivity analyses.

Consolidated Statements of Operations, page 68

Consolidated Statements of Changes in Stockholders’ Equity, page 70

Comment 4: We note that the amount of net income attributable to non-controlling interests as reflected in your consolidated statements of operations for the various periods presented does not agree to the amounts reflected in your consolidated statements of changes in stockholders’ equity for any of the periods presented in your financial statements. Please reconcile and revise these amounts for consistency.

Response: The amount of net income attributable to noncontrolling interests in the Company’s Consolidated Statements of Operations also includes net income (loss) attributable to redeemable noncontrolling interests which are reported outside of permanent equity. Both of these amounts are presented in the Company’s Consolidated Statements of Changes in Stockholders’ Equity. A reconciliation of the amounts reflected in the Company’s Consolidated Statements of Changes in Stockholders’ Equity for net income (loss) attributable to noncontrolling interests to the amount reflected in its Consolidated Statements of Operations for the various periods presented is included below for your convenience.

	Consolidated Statements of Changes in Stockholders’ Equity		Consolidated Statements of Operations
	Net loss attributable to redeemable noncontrolling interests	Net income attributable to noncontrolling interests	Net income attributable to noncontrolling interests
	(in thousands)
Year ended December 31, 2012	$(1,526)	$2,856	$1,330
Year ended December 31, 2011	$(5,122)	$17,735	$12,613
Year ended December 31, 2010	$(885)	$21,239	$20,354

Note 14 – Quarterly Results of Operations, page 109

Comment 5: Please revise Note 14 to disclose the nature and amount of any unusual or infrequent items such as impairment charges, stock-based compensation charges or other unusual items that materially impacted your quarterly results of operations for the various periods presented. Refer to the guidelines outlined in Item 302(a)(3) of Regulation S-K.

Response: The Company acknowledges the requirement of Item 302(a)(3) and agrees that additional disclosure in Note 14—Quarterly Results of Operations (Unaudited) summarizing the unusual or infrequent items impacting the various periods presented would be beneficial to the readers of its financial statements. The Company believes the only material unusual or infrequent items that impacted its quarterly results of operations for the various periods presented were:

•

the impairment charges recorded in depreciation and amortization in the second and fourth quarters of 2012 and the third and fourth quarters of 2011 which were discussed in Note 2—Long-Lived Assets and Note 6—Fair Value Measurements;

•	the stock-based compensation expense recorded in corporate expenses in the fourth quarter of 2012 in connection with Mr. Azoff’s resignation which was discussed in Note 11—Stock-Based Compensation;

•

the stock-based compensation expense recorded in selling, general and administrative expenses in the first quarter of 2011 in connection with the acquisition of the remaining equity interests of Front Line Management Group, Inc. which was discussed in Note 3—Acquisitions and Note 11—Stock-Based Compensation; and

•	the federal income tax benefit recorded in the first quarter of 2011 which was discussed in Note 9—Income Taxes.

The Company believes these items were adequately disclosed in the above referenced notes in its 2012 Form 10-K but respectfully proposes to provide a summarized discussion of unusual or infrequent items that materially impact its quarterly results of operations in future filings.